EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

                We consent to the incorporation by reference in this Amendment No. 2 to the Registration Statement No. 333-131100 and related prospectus on Form S-4 of Steel Dynamics, Inc. of our reports dated January 11, 2006, with respect to the consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which reports appear in the 2005 Annual Report on Form 10-K of Roanoke Electric Steel Corporation, and to the reference to our firm under the heading “Experts” in such Registration Statement. Our report on the consolidated financial statements refers to a change in the method of accounting and reporting for share-based payments.

/s/ KPMG LLP

Roanoke, Virginia
March 2, 2006